LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

May 2, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia PLC

Registration Statement on Form S-1

Filed March 20, 2014

CIK No. 1591096

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) this letter to address certain questions that the Staff of the Division of Corporation Finance (the “Staff”) of the Commission has raised with respect to the anticipated valuation of the Company in connection with the Company’s initial public offering (the “IPO”) in a letter, dated May 1, 2014, in response to a letter from the Company’s legal counsel, dated April 29, 2014 (the “Letter”).

As the Company indicated in the Letter, the enterprise value of the Company was determined to be approximately $132 million at December 31, 2013. The corresponding value of the ordinary shares of Presbia Holdings as of December 31, 2013, based on approximately 175 million ordinary shares of Presbia Holdings outstanding as of that date (on an as-converted, fully diluted basis), was determined to be $0.54, after discounting the foregoing $132 million enterprise value by 29% to account for the lack of marketability of Presbia Holdings’ ordinary shares.

For the reasons detailed in the Letter, the Company believes that the enterprise value of the Company as of March 31, 2014 is in the range of $187 million to $271 million (the “Current Valuation Range”). That enterprise value range corresponds to a price per share range of Presbia Holdings’ ordinary shares as of March 31, 2014 of $0.68 to $0.99, based on approximately 195 million ordinary shares of Presbia Holdings outstanding as of that date (on an as-converted, fully diluted basis), after discounting the foregoing Current Valuation Range by 29% to account for the lack of marketability of Presbia Holdings’ ordinary shares.

As disclosed in the Registration Statement on Form S-1 filed by the Company with the Commission on March 20, 2014, the Company intends to issue 20,000,000 of its ordinary shares to Presbia Holdings prior to the IPO (the “Pre-IPO Shares”). Those shares will be the only ordinary shares of the Company outstanding at the time of the IPO. At the time of the IPO, the Company will have a completely different equity structure (20,000,000 ordinary shares outstanding) than the equity structure of Presbia Holdings at December 31, 2013 (175,000,000 ordinary shares outstanding), and therefore, while the enterprise value of Presbia Holdings as of December 31, 2013 can appropriately be compared to the enterprise value of the Company as of March 31, 2014, comparing the price per share of Presbia Holdings as of December 31, 2013 to the price per share of the ordinary shares of the Company to be sold in the IPO would lead to an inapposite comparison.

The following table reconciles the estimated ordinary per share values of Presbia Holdings to that of the Company for the given dates noted:

		3/31/2014
	12/31/13	From	To
Company enterprise value (in millions)	$132.00	$187.00	$271.00
Discount for lack of marketability (DLOM)	29%	29%	29%
Presbia Holdings enterprise value applying DLOM (in millions)	$93.72	$132.77	$192.41
Presbia Holdings ordinary shares outstanding (as converted, in millions)	175	195	195
Presbia Holdings estimated fair value per share	$0.54	$0.68	$0.99
Assumed number of ordinary shares of Company to be in issue pre-IPO (in millions)	—	20	20
Corresponding IPO offering price per share	—	$9.35	$13.55

Although the Company has not yet determined the number of ordinary shares and the price range of the ordinary shares to be offered in the IPO, it is anticipated that the value of the Pre-IPO Shares, assigning a price per share to such shares based on the mid-point of the price range of the shares to be offered in the IPO to be disclosed in the preliminary prospectus relating to the IPO, will yield a value for such shares (and thus a pre-money valuation of the Company) within the Current Valuation Range. Thus, the Company believes that the proper analysis of the increase in the valuation of the Company as of March 31, 2014 compared to the valuation of Presbia Holdings as of December 31, 2013 should appropriately focus on the respective enterprise values of such entities as of such dates.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss the contents of this letter.

Very truly yours,

/s/ Peter H. Ehrenberg

Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Michael B. Lestino, Esq.

Donald Murray, Esq.

Matthew Gehl, Esq.